

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Robert Machinist
Chief Executive Officer
Troika Media Group, Inc.
101 S. La Brea Avenue
Los Angeles, CA 90036

     Re: Troika Media Group, Inc.
        Amendment No. 5 to Draft Registration Statement on Form S-1
        Submitted June 11, 2020
        CIK No. 0001021096

Dear Mr. Machinist:

     Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, Your draft registration statement does not contain interim financial statements for the nine months ended March 31, 2020.

     We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

     Please contact Jeffrey Kauten at 202-551-3447 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Elliot Lutzker